# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Puma Biotechnology, Inc., CIK 0001401667
CUSIP: 74587V107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10880 Wilshire Boulevard, Suite 1700, Los Angeles, California (CA), 90024
Date of event which requires filing of this statement: 10/04/2026
Filed by CIK 0001358285
Persons authorized to receive notices and communications: Alan H. Auerbach, 10880 Wilshire Boulevard, Suite 1700, Los Angeles, California (CA), 90024, 424 248-6500; Regina M. Schlatter, Esq., Latham & Watkins LLP, 650 Town Center Drive, 20th Floor, Costa Mesa, California (CA), 92626, 714 540-1235

## Reporting persons
- Alan H. Auerbach (CIK 0001358285): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 8,648,958; shared voting power 0; sole dispositive power 8,648,958; shared dispositive power 0; aggregate amount beneficially owned 8,648,958 (16% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Puma Biotechnology, Inc.
Address of issuer's principal executive offices: 10880 Wilshire Boulevard, Suite 1700, Los Angeles, California (CA), 90024
Comment:
Represents the following securities held directly by Mr. Auerbach (a) 6,400,295 shares of the Issuer's common stock, par value $0.0001 per share ("Common Stock"); (b) 1,556,721 shares of Common Stock issuable upon the exercise of vested stock options as of October 4, 2026 or that will become exercisable within 60 days of October 4, 2026; and (c) 691,942 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of October 4, 2026. Percentage owned based upon 51,698,356 shares of Common Stock outstanding as of October 5, 2026.

This Amendment No. 6 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 14, 2011 by Alan H. Auerbach, the President and Chief Executive Officer, and a director, of Puma Biotechnology, Inc. (the "Issuer"), as amended by the Schedule 13D/A filed with the SEC on November 9, 2012, the Schedule 13D/A filed with the SEC on April 28, 2015 the Schedule 13D/A filed with the SEC on February 14, 2019, the Schedule 13D/A filed with the SEC on March 15, 2022 and the Schedule 13D/A filed with the SEC on December 13, 2022 (as amended, the "Schedule 13D"), and reflects the expiration on October 4, 2026 of the warrant held by Mr. Auerbach covering 2,116,250 shares of Common Stock. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented by the following:

On October 4, 2026, the warrant previously issued to Alan H. Auerbach on October 4, 2011, as amended on June 15, 2021, to purchase 2,116,250 shares of Common Stock at $16.00 per share expired unexercised pursuant to its terms.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 3 above is incorporated herein by reference.

From time to time, Mr. Auerbach may acquire beneficial ownership of additional shares of Common Stock or other securities of the Issuer by purchase, as compensation from the Issuer, or otherwise, including, but not limited to, awards of restricted Common Shares, options to purchase Common Shares, and restricted stock units for Common Shares, or dispose of some or all of the shares of Common Stock beneficially owned by Mr. Auerbach in the open market or in privately negotiated transactions (which may be with the Issuer or with third parties) on such terms and at such times as Mr. Auerbach may deem advisable.

Mr. Auerbach is the President, Chief Executive Officer and a director of the Issuer. In such capacity, Mr. Auerbach may have influence over the corporate activities of the Issuer and may engage in communications with the Issuer's other directors, members of management and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, Mr. Auerbach does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Auerbach beneficially owns 8,648,958 shares of Common Stock, which represents approximately 16.0% of the outstanding shares of Common Stock. The percentage of shares owned by Mr. Auerbach is based upon 51,698,356 shares of Common Stock outstanding as of October 5, 2026. Pursuant to Rule 13d-3(d) of the Act, Mr. Auerbach has included as beneficially owned and outstanding the (i) 1,556,721 shares of Common Stock issuable upon the exercise of vested stock options as of October 4, 2026 or that will become exercisable within 60 days of October 4, 2026 and (ii) 691,942 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of October 4, 2026.

Mr. Auerbach has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by Mr. Auerbach as described in paragraph above.

Other than as reported herein, Mr. Auerbach has not engaged in any transaction during the past 60 days involving shares of Common Stock.

Other than Mr. Auerbach, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held in the name of Mr. Auerbach and reported herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated in Item 3 above is incorporated herein by reference.

## Signatures
- Alan H. Auerbach: /s/ Alan H. Auerbach, Alan H. Auerbach / President and Chief Executive Officer (10/06/2026)